ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

(SEC Identification No. 8-41811)

Consolidated Financial Statements and Supplementary Information

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17a-5(e)(3) as a
Public Document.







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41811

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allianz Global Investors Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway
(No. and Street)

NEW YORK	NEW YORK	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PRASHIR SHIVDASANI - 212 739 4011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PRASHIR SHIVDASANI _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allianz Global Investors Distributors LLC _____, as of DECEMBER 31 _____, 20 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

<table>
<tr><td>Based upon the Updated Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and difficulties arising from COVID-19, the filing is being made without a notarization.</td><td>Shivdasani PRASHIR Digitally signed by Shivdasani PRASHIR Date: 2021.03.02 18:52:50 -05'00'
_____
Signature

CHIEF FINANCIAL OFFICER
_____
Title</td></tr>
</table>

_____
            Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Consolidated Statement of Financial Condition	3
Consolidated Statement of Operations	4
Consolidated Statement of Changes in Member's Capital	5
Consolidated Statement of Cash Flows	6
Notes to Consolidated Financial Statements	7

Supplemental Information

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission — 16

Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission — 17

Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission — 18



Report of Independent Registered Public Accounting Firm

To the Member of Allianz Global Investors Distributors LLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial condition of Allianz Global Investors Distributors LLC (the "Company") as of December 31, 2020, and the related consolidated statements of operations, of changes in member's capital and of cash flows for the year then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2020 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is

presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

PricewaterhouseCoopers LLP

March 1, 2021

We have served as the Company's auditor since 2018.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
Consolidated Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$	40,092,173
Receivable from affiliates		14,349,695
Investments in deferred compensation plans, at fair value		3,456,921
Distribution and servicing fees receivable		3,672,443
Prepaid expenses		8,350,727
Other assets		684,687
Total assets	$	70,606,646

Liabilities and Member's Capital

Accrued compensation	$	13,435,025
Commissions payable		6,539,073
Accounts payable and accrued expenses		3,811,640
Payable to affiliates		7,073,147
Payable to deferred compensation plans participants		2,913,581
Other liabilities		431,562
Total liabilities		34,204,028
Member's capital		36,402,618
Total liabilities and member's capital	$	70,606,646

The accompanying notes are an integral part of these consolidated financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
Consolidated Statement of Operations
Year ended December 31, 2020

Revenues:		
Marketing service fees	$	67,986,592
Distribution and servicing fees		41,327,486
Sales fees and other		5,562,282
Interest income		106,000
Total revenues		114,982,360
Expenses:		
Commissions		38,066,901
Compensation and benefits		31,165,482
General and administrative		27,417,458
Marketing and promotional		9,976,836
Occupancy and equipment		1,403,601
Professional fees		480,541
Insurance		273,837
Other		2,976,564
Total expenses		111,761,220
Net income	$	3,221,140

The accompanying notes are an integral part of these consolidated financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
Consolidated Statement of Changes in Member's Capital
Year ended December 31, 2020

Member's capital, beginning of year	$	36,633,658
Net income		3,221,140
Distributions		(3,452,180)
Member's capital, end of year	$	36,402,618

The accompanying notes are an integral part of these consolidated financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Consolidated Statement of Cash Flows
Year ended December 31, 2020

Cash flows from operating activities:		
Net income	$	3,221,140
Adjustment to reconcile net income to net cash used in operating activities:		
Changes in:		
Receivable from affiliates		(5,161,579)
Activity in deferred compensation plans, net		3,012,655
Distribution and servicing fees receivable		(160,120)
Prepaid expenses		(7,687,312)
Other assets		(684,687)
Accrued compensation		5,100,100
Accounts payable and accrued expenses		(254,236)
Payable to deferred compensation plan participants		(2,398,776)
Commissions payable		517,164
Payable to affiliates		3,597,398
Other liabilities		431,562
Net cash used in operating activities		(466,691)
Cash flows from financing activities:		
Distributions		(3,452,180)
Net cash and cash equivalents used in financing activities		(3,452,180)
Net decrease in cash and cash equivalents		(3,918,871)
Cash and cash equivalents, beginning of year		44,011,044
Cash and cash equivalents, end of year	$	40,092,173

The accompanying notes are an integral part of these consolidated financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Notes to Consolidated Financial Statements

December 31, 2020

(1)   Organization and Business

Allianz Global Investors Distributors LLC (AGID or the Company) is a single-member limited liability company wholly owned by Allianz Global Investors U.S. Holdings LLC (AGI US Holdings), which in turn is wholly owned by PFP Holdings, Inc. (PFP), a wholly owned subsidiary of Allianz of America, Inc. (AZOA). Allianz SE indirectly owns the majority interest of AZOA. Allianz SE is an international financial services company engaged in property and casualty protection, life and health insurance, and asset management. AGID is a registered broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

On April 1, 2020, ownership of AGI US Holdings was transferred from Allianz Asset Management of America L.P. (AAM LP), which is indirectly owned by Allianz SE, to PFP.

AGID serves as the distributor and provides shareholder services to certain affiliated institutional and retail mutual funds (Allianz Funds) and 529 Plans for which AGI US Holdings and its subsidiaries provide investment management and advisory services.

AGID does not claim an exemption under SEC Rule 15c3-3 paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, does not carry accounts of or for customers, and does not carry PAB accounts.

(2)   Significant Accounting Policies

(a)   Basis of Accounting

The accompanying consolidated financial statements have been prepared in accordance with the United States Generally Accepted Accounting Principles (GAAP). All balances are stated in U.S. dollars.

(b)   Principles of Consolidation

The consolidated financial statements include the accounts of the Company and deferred compensation plan, as described in Note 8, which is a variable interest entity (VIE) and is consolidated in accordance with ASC 810, Consolidation. The Company's maximum exposure to loss related to the VIE is limited to the carrying amount of investments held by the VIE, which are recorded at fair value on the consolidated statement of financial condition. All intercompany items have been eliminated in the accompanying consolidated financial statements.

(c)   Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 201613, Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments (ASU 2016-13). ASU 2016-13 replaces the "incurred loss" credit losses framework with a new accounting standard that requires management's measurement of the allowance for credit losses to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates. The standard is effective for interim and annual reporting periods beginning after December 15, 2019.

The Company adopted this standard effective January 1, 2020. The adoption of this standard did not have a significant impact on the Company's financial statements.

(d)   Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with financial institutions and nonaffiliated money market deposit accounts, which are carried at cost plus accrued income, which approximates fair value. AGID considers all liquid financial instruments with an original maturity of less than three months to be cash equivalents. The Company maintains cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

(e)   Investments in deferred compensation plans, at fair value

Investments in deferred compensation plans are recorded at fair value. The investments primarily consist of regulated investment companies and common stock. The investments are measured using actively traded market prices. Each fund's net asset value is normally determined as of the close of regular trading (normally, 4:00 p.m. Eastern Time) on the New York Stock Exchange (NYSE) on each day the NYSE is open for business.

(f)   Prepaid Expenses

Prepaid expenses are comprised of operating expenses paid in advance for services received over a period greater than one month. The expense is recognized ratably over the service period on a straight line basis.

(g)   Deferred compensation plans liability

The Company accounts for its deferred compensation liability in accordance with ASC 710 and adjusts the carrying value of the liability for changes in the assets held in the deferred compensation trust. The carrying value of the deferred compensation liability approximates fair value.

(h)   Income taxes

The Company is not subject to U.S. federal income tax as it is organized as a single-member limited liability company and under current federal and applicable state tax laws and regulations, single member limited liability companies are generally not regarded as separate tax paying entities, and, accordingly, are not themselves subject to income taxes in most jurisdictions. For tax purposes, income, loss, gain, credit, or other elements of AGID for the period beginning January 1, 2020 through March 31, 2020 are included on the AAM LP partnership income tax return, the partners of which are responsible for taxes on their proportionate share of the Company's taxable income; and for the period beginning April 1, 2020 through December 31, 2020 are included with PFP on the AZOA consolidated corporate income tax return. AGID is subject to state and local taxes in certain jurisdictions.

The accounting standard for income taxes requires the evaluation of tax positions taken in the course of preparing AGID's taxable income for inclusion on the AAM LP partnership and the AZOA corporate returns to determine whether tax positions are "more likely than not" of being sustained by the applicable taxing authority. Tax benefits of positions not deemed to meet the more likely than not threshold would not be recognized. The Company's policy is to recognize interest and penalties, if any, related to certain tax positions as a component of other expenses. There were no uncertain tax positions identified through December 31, 2020, thus the Company did not recognize any interest or penalties. The Company does not believe its position will change materially in the next 12 months.

The tax paying company's federal income tax returns remain open to examination for tax years 2017 through 2019 and state income tax returns remain open to examination for tax years 2016 through 2019.

(i) Distribution and servicing fees

Distribution and servicing fees are an ongoing fees that the Company receives for completing the performance obligation of distribution and servicing activities on behalf of the Company's affiliate, Allianz Global Investors U.S. LLC (AGI US) mutual funds and 529 Plans. For distribution and servicing fee revenue, the performance obligation is considered a series of distinct services performed each day that are substantially the same. This revenue is earned ratably over time to match the delivery of the performance obligation each day over the life of the contract. As the distribution and servicing revenue amounts are based on percentages of the average daily net assets of the AGI US mutual funds and 529 Plans, the consideration for this revenue is variable and deemed constrained due to dependence on unpredictable asset values. The constraint is removed once these values can be determined.

(j) Marketing service fees

AGID and AGI US, both wholly owned subsidiaries of AGI US Holdings, have a marketing services agreement, whereby AGID earns marketing service fees from AGI US to compensate AGID for the acquisition of new assets under management. Services include activities to market, promote, distribute and/or service the Allianz Funds and 529 Plans. Compensation for these services is based on a fixed margin of 5% above AGID's net expenses (as defined within the marketing services agreement). The performance obligation of marketing service fee revenue is considered a series of distinct services performed each period that are substantially the same. This revenue is earned ratably over time to match the continued delivery of the performance obligation over the life of the contract. The constraint is removed once the services are provided and costs determined. Payment of the marketing service fee is settled monthly.

(k) Sales fees and other

Revenue associated with the sale of Class A shares of Allianz Funds is recorded on a trade-date basis, and is primarily based on a percentage of the share's public offering price. The Company also earns an asset-based fee, based on the average net assets of the 529 Plans for which it is the program manager. For this revenue, the performance obligation is considered a series of distinct services performed each day that are substantially the same. As these revenue amounts are based on percentages of the average daily net assets of the 529 Plans, the consideration for this revenue is variable and deemed constrained due to dependence of unpredictable asset values. The constraint is removed once these values can be

determined. For single commissions received, the performance obligation of the Company is ultimately to facilitate investor purchases of Class A shares of AGI US mutual funds, through third party intermediaries, that will be issued by the named transfer agent. The total amount of the single commission is earned as revenue when the AGI US mutual fund is sold, per the transaction date, as returns have been deemed negligible and it is not probable that there will be a significant reversal of revenue.

(l)   *Sales charges*

Sales commissions are paid to third party intermediaries in connection with the sale of shares of mutual funds sold without a front-end sales charge. Sales charges are recognized when incurred, as these are incremental costs of obtaining a contract. Any sales commissions that are recaptured through contingent deferred sales charges are recorded as other revenue.

(m)   *Contract assets and liabilities*

Accrued revenues related to distribution and servicing fees, sales commissions and other are included in distribution and servicing fees receivable in the accompanying consolidated statement of financial condition. There was no impairment of any receivables recognized during the year related to revenue from contracts with customers. There are no contract liabilities related to these contracts.

The Company accounts for expected credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, if any, the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses, if any, are reported in credit loss expense.

There were no financial assets measured at an amortized basis, nor any allowance or changes to credit losses associated with such assets as of and for the year ended December 31, 2020.

(n)   *Use of estimates*

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, reported disclosures about contingent assets and liabilities, reported amounts of revenues and expenses, and the accompanying notes. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in

those estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

(3)   Fair value measurements

ASC Topic 820 defines fair value as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. There is a three level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each asset or liability is based on the assessment of the transparency and reliability of the inputs used in the valuation of such asset or liability at the measurement date. The three hierarchy levels are defined as follows:

- Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities;

- Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date, quoted prices in markets that are not active, or other inputs that are observable, either directly or indirectly; and

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There have been no changes to the Company's valuation policies during the year ended December 31, 2020.

The Company's assets held at fair value as of December 31, 2020 were $3,456,921. The underlying assets are related to executive deferred compensation plans held in trusts, and primarily consist of mutual funds and are assessed to be Level 1.

(4)   Prepaid Expenses

Prepaid expenses are comprised of operating expenses paid in advance for services received over a period greater than one month. During the year, AGID entered into a multi-year agreement with a financial intermediary granting certain registered mutual funds sub-advised by the Company's affiliate, AGI US, inclusion in a sales channel organized by the financial intermediary for a specific period, subject to the funds' ability to meet certain prerequisites defined by the financial intermediary. AGID paid the financial intermediary $7,500,000 in advance for inclusion of the funds in the sales channel for the specified period. Total Prepaid expenses incurred during the year were $8,350,727, and are included in the consolidated statement of financial condition.

(5)   Revenues

Pursuant to the distribution agreements with the Allianz Funds, AGID acts as principal underwriter for such funds. For providing such services, AGID receives distribution and servicing fees, along with sales commission income.

AGID receives distribution fees generally ranging from 0.25% to 1% of the average daily net assets attributable to the Class C, and R shares of the Allianz Funds, and servicing fees equal up to 0.35% of the average daily net assets attributable to Class A, C, and R shares of the Allianz Funds.

AGID receives a sales commission up to 5.50% of the public offering price per share, on certain sales of the Class A shares of the Allianz Funds.

AGID receives management fees on certain 529 College Savings Account Plans up to 0.25% on average daily net assets invested in the portfolios.

(6) Sales charges and other commission payments

In connection with the distribution and servicing fees of the Class A, Class C and Class R shares, AGID advances commissions to third party intermediaries, which are expensed. These trail commissions consist of distribution and servicing payments to participating brokers for the distribution of shares, providing personal services to shareholders, and maintaining shareholder accounts. Such trail commissions, in total, are charged up to 1.00% of the average daily net assets for the Allianz Funds and are included in Commissions in the accompanying consolidated statement of operations.

Contingent deferred sales charges are collected on certain early redemptions of Class C shares, unless the redemption relates to balances accumulated through reinvested dividends and capital gain distributions or appreciation on the account over the amount that was invested. The sales charge rate on Class C shares is 1% if redeemed during the first year following purchase of the Allianz Funds. Contingent sales charges are collected on the redemption of Class A shares at a rate of 1% of the net asset value of the redeemed shares, only if the initial purchase of such Class A shares exceeded certain thresholds, and therefore no initial sales charge was paid. Contingent deferred sales charges are included in Sales Fees and Other in the accompanying consolidated statement of operations.

(7) Related-Party transactions

AGID reimburses AGI US Holdings and AGI US for services such as executive management, account management, product management, finance, marketing, legal, compliance, information technology, salaries and related benefits for finance, and other general and administrative services. AGID reimburses AGI US Holdings and AGI US monthly for these services, which are allocated primarily based on net brokerage income as defined by Allianz Global Investors GmbH Global Expense policy. The total amount of allocated expenses for these services was $21,790,536 which is included in the general and administrative expenses in the accompanying consolidated statement of operations.

AGID incurred $1,278,670 in office rental and occupancy and equipment expenses for the year ended December 31, 2020, which was allocated from AGI US Holdings and AGI US based on square footage, and is included in occupancy and equipment in the accompanying consolidated statement of operations.

In addition, AGID incurred $2,020,643 in expenses from AGI US Holdings and AGI US for the benefit of external services and various overhead operating expenses that were initially paid by AGI US Holdings and AGI US.

As of December 31, 2020 $7,002,395 was payable to such affiliates.

AGID earned $67,643,927 of marketing service fees from AGI US during 2020, which is included in marketing service fees in the accompanying consolidated statement of operations. As of December 31, 2020, $10,267,371 remained uncollected and is included within receivable from affiliates in the accompanying consolidated statement of financial condition. AGID also provided marketing and client related services for Pacific Investment Management Company LLC, an affiliate, earning $342,665 during 2020.

Certain administrative costs to oversee AGI US Holdings and its subsidiaries, including AGID, are managed centrally by Allianz Global Investors GmbH, an indirect subsidiary of Allianz SE. These costs are allocated to different entities benefiting from these services based on the proportion of net revenue earned in each entity. Costs allocated to AGID for these services, which include global management, finance, operations, technology, risk and legal, for the year ended December 31, 2020 were $2,338,375 and are included in general and administrative expense in the accompanying consolidated statement of operations.

(8) Benefit plans

AAM LP is the sponsor of a defined contribution employee savings and retirement plan covering AGID employees. The plan qualifies under Section 401(k) of the Internal Revenue Code and allows eligible employees to contribute up to 100% of their annual compensation, as defined, and subject to a maximum dollar amount determined from time to time by the Internal Revenue Code. New employees are generally eligible on the first day of the month following the start date. After the completion of one year of credited service, the Company matches an amount up to the first 5% of annual compensation, subject to Internal Revenue Code limits, contributed by the employees. The amount of expense recorded by AGID related to this plan during the year was $633,312. Under the plan, AGID may also make discretionary contributions ranging from 5.4% to 10.8% of eligible compensation. The amount of expense recorded in 2020 by AGID related to discretionary contributions was $1,012,031. These amounts are included in compensation and benefits in the accompanying consolidated statement of operations.

AAM LP has a nonqualified deferred compensation plan pursuant to which a portion of the compensation otherwise payable to certain eligible employees will be mandatorily deferred, and pursuant to which such eligible employees may elect to defer additional amounts of compensation. The plan is maintained primarily for the purpose of providing deferred compensation for a select group of highly compensated management employees, within the meaning of Sections 201(2), 301(a)(3), and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended. Amounts deferred under the plan are invested in marketable securities as directed by the employees and are held in trust at AAM LP. On April 1, 2020, the Company transferred and assigned to AAM LP, and AAM LP assumed from the Company, all of the Company's rights, interest, obligations and liabilities in and to the deferred assets and liabilities of the deferred compensation plan as of March 31, 2020. During the period April 1, 2020 through December, 31, 2020, there was no deferred compensation into the plan to be recognized in the accompanying consolidated statement of financial condition.

During the year, certain employees participated in an incentive plan to ensure certain terms and conditions of a partnership with Virtus Investment Advisers, Inc (Virtus) would be met as of February 1, 2021 (Close Date). The partnership with Virtus is further described in Note 12. The terms and conditions required, among other things, that a certain share of assets under management that were to be transferred from AGI US, to Virtus would be maintained through the transaction Close Date. Compensation under the incentive plan was

$2,251,833 for the year ended December 31, 2020 and is included in compensation and benefits in the accompanying consolidated statement of operations.

AAM LP has a long-term incentive plan to reward certain key employees for AGID's long-term growth and profitability. Awards are primarily based on achieving certain company growth targets and are paid at the end of three years from the date of grant. Compensation expense is recognized over the vesting period. Total expense under this program was $1,375,877 for the year ended December 31, 2020 and is included in compensation and benefits in the accompanying consolidated statement of operations.

AGID also has a long-term deferral plan to reward certain key employees for long-term growth and profitability of Allianz Funds. Awards are primarily based on achieving certain company growth targets and are funded on grant date into a deferred trust. Compensation expense of the notional award is recognized over the three year vesting period. Compensation expense and unrealized gains or losses are also recognized to the extent the underlying investments (Allianz Funds) appreciate or depreciate in value. Total investments held in trust and the associated liability as of December 31, 2020 was $3,456,921 and $2,913,581 respectively, and are included in the investments in deferred compensation plans, at fair value and payable to deferred compensation plans participants in the consolidated statement of financial condition respectively. Compensation expense under this program for the year ended December 31, 2020 was $1,924,860 which is included in compensation and benefits in the accompanying consolidated statement of operations. Gains from these investments in the amount of $542,945 are reflected in Sales Fees and Other with a corresponding increase in compensation expense in the accompanying consolidated statement of operations.

(9)   Commitments and contingencies

AGID is subject to various pending and threatened legal actions and regulatory inquiries, which can arise in the normal course of business. The Company's management believes, upon the advice of legal counsel, that there are no matters that may have a material adverse effect on AGID's consolidated financial condition or results of operations. The Company expenses related legal fees as incurred.

(10)   Net capital

AGID is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. As of December 31, 2020, AGID had net capital of $5,888,145 for regulatory purposes, which was $3,607,875 in excess of its required net capital of $2,280,270. AGID's aggregate indebtedness to net capital ratio was 5.81-to-1. as of December 31, 2020.

(11)   Subsequent events

The Company has evaluated events occurring after the consolidated statement of financial condition date (subsequent events) through March 1, 2021 the date the financial consolidated statements were available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the consolidated financial statements, noting the Company has identified the following event to disclose:

Total distributions to AllianzGI U.S. Holdings subsequent to year end were $753,796.

Effective February 1, 2021, AGI US, AGID and Virtus entered into a strategic partnership (the "Strategic Partnership"), pursuant to which Virtus or its affiliates, among other things, became the investment adviser,

principal underwriter and/or administrator of AGI US's registered mutual funds. As a result, AGID no longer serves as the principal underwriter of these funds. In addition, under the Strategic Partnership, VP Distributors LLC, a wholly-owned subsidiary of Virtus, replaced AGID as the program manager and distributor for the 529 Plans. Following the close of the Strategic Partnership, AGID continues to operate as a going concern whereby the Company engages in business activities including providing marketing and distribution support for certain investment vehicles managed or sub-advised by affiliates of AGID, and in certain cases the private placement of securities issued by certain of those vehicles.

On February 18, 2021, a complaint was filed against the Company and certain of its affiliates in connection with investment losses incurred in certain affiliated funds during the pandemic-related market disruption in the first quarter of 2020. The claims asserted against the Company are violation of Section 10(b) of the Securities Exchange Act of 1934, common law fraud and negligent misrepresentation. This lawsuit is at an early pre-discovery and pre-motion phase and are pending in the United States District Court for the Southern District of New York. The Company believes the allegations are without merit and intends to defend itself vigorously. The Company cannot predict the outcome of this litigation. It is not practicable at this time to determine what impact the litigation will have on the Company or to provide a quantitative estimate of any future impact.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2020

Member's capital	$	36,402,618
Deductions and/or charges:		
Nonallowable assets:		
Receivable from affiliates		14,349,695
Other nonallowable assets		16,164,778
		30,514,473
Net capital	$	5,888,145
Computation of basic net capital requirement:		
Aggregate indebtedness	$	34,204,028
Ratio of aggregate indebtedness to net capital		5.81-to-1
Minimum net capital required (the greater of $25,000 or 6-2/3% of aggregate indebtedness)	$	2,280,270
Excess net capital	$	3,607,875

Note: The computation of net capital under Rule 15c3-1 as of December 31, 2020 computed by Allianz Global Investors Distributors LLC in its amended unaudited Form X-17a-5, Part II, filed with FINRA on March 1, 2021 does not materially differ from the above computation.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2020

The Company does not claim an exemption under Section (k) of 17 C.F.R. § 240. 15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, as there are no amounts to report and the Company does not hold customer funds or securities As a result, the Company has not included the schedule "Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission."

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2020

The Company does not claim an exemption under Section (k) of 17 C.F.R. § 240. 15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, as there are no amounts to report and the Company does not hold customer funds or securities. As a result of this exemption, the Company has not included the schedule "Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission."



Report of Independent Registered Public Accounting Firm

To Management of Allianz Global Investors Distributors LLC

We have reviewed Allianz Global Investors Distributors LLC's assertions, included in the accompanying Allianz Global Investors Distributors LLC Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and (2) receiving transaction-based compensation for referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2020 without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2020.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

March 1, 2021

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us


Allianz Global Investors Distributors LLC
(SEC Identification No. 8-41811)

Exemption Report


Allianz Global Investors Distributors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and (2) receiving transaction-based compensation for referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, *Prashir Shivdasani*, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Prashir Shivdasani
Principal Financial Officer
Allianz Global Investors Distributors LLC

March 1, 2021



Report of Independent Accountants

To Management of Allianz Global Investors Distributors LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Allianz Global Investors Distributors LLC and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Allianz Global Investors Distributors LLC for the year ended December 31, 2020, solely to assist the specified parties in evaluating Allianz Global Investors Distributors LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Allianz Global Investors Distributors LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: Compared item 2B on the Form SIPC-7 in the amount of $11,361 paid July 29, 2020 via a wire transfer from Union Bank Ref# 2020072900017951, to the wire confirmation obtained from the CFO, noting no differences. Compared item 2G of the Form SIPC-7 in the amount of $9,689 paid March 1, 2021 via wire transfer from Union Bank Ref# 2021030100030983, to the wire confirmation obtained from the CFO, noting no differences.

2. Compared the Total Revenue amount reported on page 4 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 to the Total revenue amount of $114,983,248 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2020, noting a difference of $888.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared additions on item 2b, of $0 with supporting schedules and working papers, noting no differences.

    b. Compared deductions on line 2(c)(1), revenues from the distribution of shares of a registered open end investment company or unit investment trust, of $100,376,130 to the audited Trial Balance provided by the CFO, noting no differences.

    c. Compared deductions on line 2(c)(5), net gain from securities in investment accounts, of $573,593 to the audited Trial Balance provided by the CFO, noting a difference of $1.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:



a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $14,033,525 and $21,050, respectively of the Form SIPC-7, noting no differences.

b. Recalculated the mathematical accuracy of the line item "Total additions" of $0, noting no differences.

c. Recalculated the mathematical accuracy of the line item "Total deductions" of $100,949,723, noting no differences.

d. Recalculated the mathematical accuracy of line 2D on page 1 "Assessment balance due" of $9,689, by subtracting line 2B "Less payments made with SIPC-6 filed (exclude interest)" of $11,361, from line 2A "General Assessment" of $21,050, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Management of Allianz Global Investors Distributors LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 1, 2021

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

3*3*******495**************************ALL FOR AADC 100
41811 FINRA DEC
ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
ATTN: PRASHIR SHIVDASANI, FINANCE
1633 BROARDWAY
NEW YORK, NY 10019-6708

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Prashir Shivdasani (212-739-4011)

WORKING COPY

2. A. General Assessment (item 2e from page 2) $21,050

B. Less payment made with SIPC-6 filed (**exclude interest**) (11,361)

July 29, 2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 9,689

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $9,689

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $9,689

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 01 day of March, 20 21.

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2020
and ending December 31, 2020

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 114,983,248

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

    (2) Net loss from principal transactions in securities in trading accounts. _____

    (3) Net loss from principal transactions in commodities in trading accounts. _____

    (4) Interest and dividend expense deducted in determining item 2a. _____

    (5) Net loss from management of or participation in the underwriting or distribution of securities. _____

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

    (7) Net loss from securities in investment accounts. _____

        Total additions _____

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 100,376,130

    (2) Revenues from commodity transactions. _____

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

    (4) Reimbursements for postage in connection with proxy solicitation. _____

    (5) Net gain from securities in investment accounts. 573,593

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

    _____ _____

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii) _____

        Total deductions 100,949,723

2d. SIPC Net Operating Revenues $ 14,033,525

2e. General Assessment @ .0015 $ 21,050

                              (to page 1, line 2.A.)